SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,405 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,405 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,405 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager.
(2)	Excludes 2,621,028 shares of Class B Common Stock held by Mark Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,028 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,028 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,028 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 2,621,405 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(2)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 5,212,056 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC -2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 593,472 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,472 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,472 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 4,648,961 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by RumbleOn, Inc. in its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on May 25, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS Kyle Beaird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 5,242,433 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Beaird disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Beaird is the beneficial owner of such securities.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS Melvin Flanigan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 5,242,433 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Flanigan disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Flanigan is the beneficial owner of such securities.

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023 and Amendment No. 2 filed on May 16, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 3 amends the Amended Schedule 13D as specifically set forth herein to, among other reasons, provide that each of Kyle Beaird and Melvin Flanigan may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons (as defined below) and each shall cease to be a Reporting Person effective upon the filling of this Amendment No. 3 in connection with the events described in Item 4 below. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background.

The information contained in Item 2 of the Amended Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

i.	Mr. Coulter with respect to shares directly owned by him, shares held in The WRC 2021 Irrevocable Trust, a trust established under the laws of Arizona (“2021 Trust”) for which Mr. Coulter serves as Trustee, and shares held by WJC Properties, L.L.C., an Arizona limited liability company (“WJC Properties”) for which Mr. Coulter serves as Manager. Mr. Coulter is the Trustee of The WRC-98 Trust, a trust created under the laws of Arizona (“98 Trust”), which is the sole member of WRC-2009. L.L.C., a Delaware limited liability company (“WRC LLC”), which is the controlling member of WJC Properties.

ii.	Mr. Tkach, with respect to shares directly owned by him;

iii.	WJC Properties, with respect to shares directly owned by it;

iv.	WRC LLC, as controlling member of WJC Properties;

v.	98 Trust, as the sole member of WRC LLC, which is the controlling member of WJC Properties;

vi.	2021 Trust, with respect to shares directly owned by it;

vii.	Kyle Beaird, in connection with his prior nomination to the Board of Directors of the Issuer (the “Board”) by Mr. Tkach and Mr. Coulter; and

viii.	Melvin Flanigan, in connection with his prior nomination to the Board by Mr. Tkach and Mr. Coulter.

Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

In connection with the events described in Item 4 below, each of Kyle Beaird and Melvin Flanigan may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons and each of Messrs. Beaird and Flanigan shall cease to be a Reporting Person effective upon the filling of this Amendment No. 3. The other Reporting Persons who will remain Reporting Persons following the filing of the Amendment No. 3 will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(b)	The residence or business address of each of Mr. Coulter, Mr. Tkach, WJC Properties, WRC LLC, 98 Trust, and 2021 Trust is 1188 East Camelback Road, Phoenix, AZ 85014. The residence or business address of Mr. Beaird is 726 E. Anaheim St., Wilmington, CA 90744. The residence or business address of Mr. Flanigan is 29538 Ridgeway Dr., Agoura Hills, CA 91301.

(c)	Mr. Coulter is the founder and Manager of Coulter Management Group LLLP. The address of Coulter Management Group LLLP is 1188 East Camelback Road, Phoenix, AZ 85014. The principal business of Coulter Management Group LLLP is managing multiple auto dealerships and investment real estate. Mr. Tkach is Interim Chief Executive Officer of the Issuer. WJC Properties is an Arizona limited liability company, and its principal business is managing investments. WRC LLC is a Delaware limited liability company, and its principal business is holding investments. The 98 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. 2021 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. Mr. Beaird is the Chief Financial Officer of SCORE Sports. Mr. Flanigan previously served as Camping World Holdings, Inc.'s Chief Financial Officer and is now retired.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Coulter, Mr. Tkach, Mr. Beaird and Mr. Flanigan are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

Settlement of Proxy Contest

On June 15, 2023, the Issuer entered into a binding term sheet (the “Proxy Term Sheet”) with Mr. Coulter and Mr. Tkach relating to the settlement of all outstanding matters currently subject to a proxy contest at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). The management and director changes and other matters set forth below are pursuant to the terms of the Proxy Term Sheet.

The following describes provisions of the Proxy Term Sheet and actions taken by the Issuer pursuant to the terms of the Proxy Term Sheet. The following does not purport to be a complete discussion of all matters covered by the Proxy Term Sheet, and accordingly it is qualified in its entirety by reference to the full text of the Proxy Term Sheet, which is filed as Exhibit 99.7 hereto and is incorporated herein by reference.

Pursuant to the Proxy Term Sheet, Mr. Coulter and Mr. Tkach have agreed to withdraw all existing nominations and proposals in connection with the 2023 Annual Meeting.

Appointment of Interim Chief Executive Officer

On June 16, 2023, Board appointed Mr. Tkach as the Issuer’s Interim Chief Executive Officer. Also on June 16, 2023, the Issuer entered into a binding term sheet with Mr. Tkach for his service as Interim Chief Executive Officer (the “Employment Term Sheet”). The Employment Term Sheet has an initial term of six months and may be extended by mutual agreement between the Issuer and Mr. Tkach. Pursuant to the Employment Term Sheet, Mr. Tkach will receive an annualized salary of $700,000 and Mr. Tkach will receive a grant of restricted stock units with a grant date fair value equal to $500,000 upon the filing of the Issuer’s earnings for the quarter ended June 30, 2023 (the “Bonus”). The Bonus will vest 50% on September 16, 2023 and the remaining 50% on December 16, 2023.

Changes to the Board of Directors

On June 15, 2023, the Board temporarily increased the size of the Board from seven to nine members and appointed Mr. Tkach and Mr. Flanigan as directors. Mr. Tkach is a non-classified director with a term to expire in connection with Marshall Chesrown’s resignation or removal or other vacancy from the Board, at which time the Board will appoint Mr. Tkach to replace Mr. Chesrown or any other director whose seat has become vacant on the Board. Mr. Tkach will resign from the Board the later of the end of his term as Interim CEO or Mr. Chesrown’s vacating of his Board seat. Mr. Flanigan is a non-classified director with a term to expire at the 2023 Annual Meeting. Mr. Flanigan has been nominated for election as a Class II director at the 2023 Annual Meeting.

Also on June 15, 2023, the Board named Steve Pully as Chairman of the Board.

Also on June 15, 2023, the Board named Mr. Coulter as a Board observer until the 2023 Annual Meeting, subject to a mutually agreeable non-disclosure agreement. Mr. Coulter has been nominated for election as a Class II director at the 2023 Annual Meeting.

Pursuant to the Proxy Term Sheet, Messrs. Alexander’s and Marchlik’s service on the Board will expire in connection with the 2023 Annual Meeting, scheduled to be held no later than July 14, 2023. If the 2023 Annual Meeting does not occur by July 24, 2023, or Messrs. Alexander and Marchlik do not otherwise vacate the Board by July 24, 2023, the Standstill Agreement Period (as defined below) shall immediately end, the Standstill Agreement terms below (described below) shall immediately be dissolved, and Mr. Coulter and Mr. Tkach shall have no further obligations or duties in connection with those terms. The Board will nominate Messrs. Coulter and Flanigan for election at the 2023 Annual Meeting to the seats being vacated by Messrs. Marchlik and Alexander at the 2023 Annual Meeting.

Changes to Board Committees

Also on June 15, 2023, the Board reorganized its committees as follows:

●	Nominating and Corporate Governance Committee: Shin Lee (Chair), Melvin Flanigan, and Becca Polak.

●	Audit Committee: Melvin Flanigan (Chair), Steve Pully, and Kevin Westfall.

●	Compensation Committee: Becca Polak (Chair), Melvin Flanigan, and Steve Pully.

●	CEO Transition Committee: Mark Tkach (Chair), Shin Lee, Becca Polak, Steve Pully, Kevin Westfall, and William Coulter (non-voting until such time he is appointed/elected to Board).

Mr. Pully’s role as Chairman and the composition of the committees of the Board shall remain unchanged until at least the conclusion of the Standstill Agreement Period (defined below), unless Mr. Tkach and Mr. Coulter consent in writing otherwise.

Standstill Agreement Period and Voting Agreement

For a period of 90 days following execution of the Proxy Term Sheet, Mr. Tkach and Mr. Coulter agree to vote as recommended by the Board at any annual meeting or special meeting of the Issuer’s stockholders, and to refrain from calling any special meetings of the Issuers’s stockholders, granting or soliciting proxies (other than to named proxies included in the Issuer’s proxy card for any stockholder meeting), or making any nominations or proposals at any annual or special meetings of stockholders (the “Standstill Agreement Period”).

Future Plans and Proposals

In their positions with the Issuer, Mr. Tkach and Mr. Coulter will regularly have discussions with members of Issuer management, Board members, and stockholders of the Issuer, which discussions from time to time will relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Mr. Tkach and Mr. Coulter have acquired the shares of Class B Common Stock described herein for investment purposes. Notwithstanding the foregoing, Mr. Tkach and Mr. Coulter may determine to change their intentions with respect to such shares, subject the terms of any contractual restrictions and applicable law.

Item 5.	Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,505,609 shares of Class B Common Stock outstanding as of May 19, 2023, as reported by the Issuer in its Preliminary Proxy Statement filed with the Securities and Exchange Commission on May 25, 2023.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,621,405 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 15.9%

(b)

1.	Sole power to vote or direct vote: 2,621,405

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,405

4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,621,028 shares of Class B Common Stock.

Percentage: 15.9%

(b)

1.	Sole power to vote or direct vote: 2,621,028

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 2,621,028

4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 30,377 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 30,377 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 30,377 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 30,377

4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 593,472 shares of Class B Common Stock.

Percentage 3.6%

(b)

1.	Sole power to vote or direct vote: 593,472

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 593,472

4.	Shared power to dispose or direct disposition: 0

G.	Mr. Beaird

(a)	As of the date hereof, Mr. Beaird did not own any shares of Class B Common Stock.

Percentage 0%

(b)

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 0

4.	Shared power to dispose or direct disposition: 0

H.	Mr. Flanigan

(a)	As of the date hereof, Mr. Flanigan did not own any shares of Class B Common Stock.

Percentage 0%

(b)

1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct disposition: 0

4.	Shared power to dispose or direct disposition: 0

Each Reporting Person (other than Kyle Beaird and Melvin Flanigan) may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 5,242,433 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 31.8% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No.2.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Each of Kyle Beaird and Melvin Flanigan may no longer be deemed a member of a Section 13(d) group with the other Reporting Persons and each shall cease to be a Reporting Person effective upon the filling of this Amendment No. 3 in connection with the events described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Isser.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 3 is incorporated by reference.

On June 20, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of a Statement on Schedule 13D (and any amendments thereto) with respect to the Class B Common Stock of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.8 hereto.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.7 – Proxy Term Sheet, dated June 15, 2023, by and among RumbleOn, Inc., William Coulter and Mark Tkach (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 16, 2023)

Exhibit 99.8 – Joint Filing Agreement, dated June 20, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

THE WRC-98 TRUST

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

/s/ Kyle Beaird
Kyle Beaird

/s/ Melvin Flanigan
Melvin Flanigan